TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the period ended

June 30, 2015

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2015 and June 30, 2015

	Yen in millions
	March 31, 2015	June 30, 2015
Assets
Current assets:
Cash and cash equivalents	2,284,557	2,287,654
Time deposits	149,321	282,812
Marketable securities	2,782,099	2,331,180
Trade accounts and notes receivable, less allowance for doubtful accounts	2,108,660	1,922,211
Finance receivables, net	6,269,862	6,481,603
Other receivables	420,708	393,989
Inventories	2,137,618	2,201,802
Deferred income taxes	978,179	963,299
Prepaid expenses and other current assets	805,393	1,307,807

Total current assets	17,936,397	18,172,357

Noncurrent finance receivables, net	9,202,531	9,441,390
Investments and other assets:
Marketable securities and other securities investments	7,632,126	7,921,152
Affiliated companies	2,691,460	2,572,780
Employees receivables	45,206	44,825
Other	926,391	969,318

Total investments and other assets	11,295,183	11,508,075

Property, plant and equipment:
Land	1,354,815	1,362,492
Buildings	4,282,839	4,342,585
Machinery and equipment	10,945,377	11,230,672
Vehicles and equipment on operating leases	5,199,986	5,554,286
Construction in progress	581,412	494,718

Total property, plant and equipment, at cost	22,364,429	22,984,753

Less – Accumulated depreciation	(13,068,710)	(13,285,096)

Total property, plant and equipment, net	9,295,719	9,699,657

Total assets	47,729,830	48,821,479

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2015 and June 30, 2015

	Yen in millions
	March 31, 2015	June 30, 2015
Liabilities
Current liabilities:
Short-term borrowings	5,048,188	5,141,082
Current portion of long-term debt	3,915,304	4,270,812
Accounts payable	2,410,588	2,260,518
Other payables	913,013	819,118
Accrued expenses	2,668,666	2,792,255
Income taxes payable	348,786	248,094
Other current liabilities	1,126,951	1,214,585

Total current liabilities	16,431,496	16,746,464

Long-term liabilities:
Long-term debt	10,014,395	10,255,231
Accrued pension and severance costs	880,293	880,081
Deferred income taxes	2,298,469	2,387,066
Other long-term liabilities	457,848	482,670

Total long-term liabilities	13,651,005	14,005,048

Total liabilities	30,082,501	30,751,512

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2015 and June 30, 2015 issued: 3,417,997,492 shares at March 31, 2015 and June 30, 2015	397,050	397,050
Additional paid-in capital	547,054	547,356
Retained earnings	15,591,947	15,844,989
Accumulated other comprehensive income (loss)	1,477,545	1,639,482
Treasury stock, at cost, 271,183,861 shares at March 31, 2015 and 270,827,535 shares at June 30, 2015	(1,225,465)	(1,223,868)

Total Toyota Motor Corporation shareholders’ equity	16,788,131	17,205,009

Noncontrolling interests	859,198	864,958

Total shareholders’ equity	17,647,329	18,069,967

Commitments and contingencies
Total liabilities and shareholders’ equity	47,729,830	48,821,479

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2015

Consolidated Statements of Income

	Yen in millions
	For the first quarter ended June 30, 2014	For the first quarter ended June 30, 2015
Net revenues:
Sales of products	6,023,590	6,527,733
Financing operations	367,098	459,915

Total net revenues	6,390,688	6,987,648

Costs and expenses:
Cost of products sold	4,896,086	5,248,790
Cost of financing operations	199,089	308,375
Selling, general and administrative	602,785	674,482

Total costs and expenses	5,697,960	6,231,647

Operating income	692,728	756,001

Other income (expense):
Interest and dividend income	46,483	53,326
Interest expense	(3,914)	(4,396)
Foreign exchange gain, net	12,985	34,188
Other income (loss), net	23,544	6,140

Total other income (expense)	79,098	89,258

Income before income taxes and equity in earnings of affiliated companies	771,826	845,259

Provision for income taxes	259,973	267,957
Equity in earnings of affiliated companies	105,329	100,902

Net income	617,182	678,204

Less – Net income attributable to noncontrolling interests	(29,408)	(31,810)

Net income attributable to Toyota Motor Corporation	587,774	646,394

	Yen
Net income attributable to Toyota Motor Corporation per share
Basic	185.43	205.41

Diluted	185.34	205.30

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2015

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2014	For the first quarter ended June 30, 2015
Net income	617,182	678,204
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(85,510)	85,267
Unrealized gains (losses) on securities	52,495	77,660
Pension liability adjustments	451	1,841

Total other comprehensive income (loss)	(32,564)	164,768

Comprehensive income	584,618	842,972

Less – Comprehensive income attributable to noncontrolling interests	(23,235)	(34,641)

Comprehensive income attributable to Toyota Motor Corporation	561,383	808,331

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first quarter ended June 30, 2015

	Yen in millions
	For the first quarter ended June 30, 2014	For the first quarter ended June 30, 2015
Cash flows from operating activities:
Net income	617,182	678,204
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	316,004	381,526
Provision for doubtful accounts and credit losses	11,321	19,677
Pension and severance costs, less payments	5,718	(1,608)
Losses on disposal of fixed assets	5,027	4,559
Unrealized losses on available-for-sale securities, net	15	162
Deferred income taxes	26,828	40,352
Equity in earnings of affiliated companies	(105,329)	(100,902)
Changes in operating assets and liabilities, and other	(1,170)	101,405

Net cash provided by operating activities	875,596	1,123,375

Cash flows from investing activities:
Additions to finance receivables	(3,190,505)	(3,562,601)
Collection of and proceeds from sales of finance receivables	2,982,259	3,372,442
Additions to fixed assets excluding equipment leased to others	(264,417)	(378,281)
Additions to equipment leased to others	(531,883)	(679,392)
Proceeds from sales of fixed assets excluding equipment leased to others	13,743	7,300
Proceeds from sales of equipment leased to others	181,521	263,658
Purchases of marketable securities and security investments	(753,193)	(375,659)
Proceeds from sales of and maturity of marketable securities and security investments	790,883	835,643
Changes in investments and other assets, and other	73,664	(537,048)

Net cash used in investing activities	(697,928)	(1,053,938)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,050,791	1,320,667
Payments of long-term debt	(541,420)	(990,609)
Decrease in short-term borrowings	(186,965)	(770)
Dividends paid to Toyota Motor Corporation shareholders	(316,977)	(393,352)
Dividends paid to noncontrolling interests	(29,499)	(28,381)
Reissuance (repurchase) of treasury stock	330	1,998

Net cash used in financing activities	(23,740)	(90,447)

Effect of exchange rate changes on cash and cash equivalents	(20,046)	24,107

Net increase in cash and cash equivalents	133,882	3,097

Cash and cash equivalents at beginning of period	2,041,170	2,284,557

Cash and cash equivalents at end of period	2,175,052	2,287,654

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the period ended June 30, 2015, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2015. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the three-month period are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

None

Recent pronouncements to be adopted in future periods -

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2015, the FASB issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. This guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In July 2015, the FASB issued updated guidance to simplify the measurement of inventory. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first quarter ended June 30, 2014 and 2015, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2015 and June 30, 2015:

	Yen in millions
	March 31, 2015	June 30, 2015
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	527	—
Investments and other assets - Other	2,880	2,196

Total	3,407	2,196

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	57,915	62,188
Investments and other assets - Other	242,404	245,973

Total	300,319	308,161

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	35,594	14,658
Investments and other assets - Other	—	—

Total	35,594	14,658

Total derivative assets	339,320	325,015
Counterparty netting	(117,794)	(108,022)
Collateral received	(76,891)	(37,736)

Carrying value of derivative assets	144,635	179,257

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(4,793)	(5,214)
Other long-term liabilities	(401)	(616)

Total	(5,194)	(5,830)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(94,801)	(81,561)
Other long-term liabilities	(253,428)	(236,037)

Total	(348,229)	(317,598)

Foreign exchange forward and option contracts
Other current liabilities	(7,307)	(13,801)
Other long-term liabilities	(1)	—

Total	(7,308)	(13,801)

Total derivative liabilities	(360,731)	(337,229)
Counterparty netting	117,794	108,022
Collateral posted	213,937	205,342

Carrying value of derivative liabilities	(29,000)	(23,865)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2015 and June 30, 2015:

	Yen in millions
	March 31, 2015		June 30, 2015
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	85,561	18,634,479	63,919	18,990,827
Foreign exchange forward and option contracts	—	2,625,106	—	2,124,453

Total	85,561	21,259,585	63,919	21,115,280

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first quarter ended June 30, 2014 and 2015:

	Yen in millions
	For the first quarter ended June 30, 2014		For the first quarter ended June 30, 2015
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(395)	443	(1,833)	1,808

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	21,176		(4,930)
Foreign exchange gain (loss), net	1,119		3,235
Foreign exchange forward and option contracts
Cost of financing operations	(5,277)		(4,939)
Foreign exchange gain (loss), net	24,819		(3,494)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of June 30, 2015 is ¥8,079 million. The aggregate fair value amount of assets that are already posted as cash collateral as of June 30, 2015 is ¥179,144 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥8,079 million as of June 30, 2015.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of June 30, 2015 is ¥2,279,091 million. Liabilities for guarantees totaling ¥6,549 million have been provided as of June 30, 2015. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In 2009 and 2010, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models, including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. The United States District Court for the Central District of California denied the plaintiffs’ motions for class certification and granted summary judgment in Toyota’s favor denying the plaintiffs’ claims related to both the recalled vehicles and the non-recalled vehicles. Proceedings involving the recalled vehicles have concluded; the appeals of the granting of summary judgment and the denial of class certification of the claims for the non-recalled vehicles are still pending.

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated cases in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota has been named as a defendant in 27 economic loss class action lawsuits, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation (“MDL”) proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. These lawsuits are at a very early stage.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first quarter ended June 30, 2014 and 2015.

Segment operating results -

For the first quarter ended June 30, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	5,900,070	367,098	123,520	—	6,390,688
Inter-segment sales and transfers	14,597	10,330	134,796	(159,723)	—

Total	5,914,667	377,428	258,316	(159,723)	6,390,688
Operating expenses	5,327,915	279,215	247,517	(156,687)	5,697,960

Operating income	586,752	98,213	10,799	(3,036)	692,728

For the first quarter ended June 30, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,398,388	459,915	129,345	—	6,987,648
Inter-segment sales and transfers	13,002	10,387	127,604	(150,993)	—

Total	6,411,390	470,302	256,949	(150,993)	6,987,648
Operating expenses	5,733,827	400,129	244,666	(146,975)	6,231,647

Operating income	677,563	70,173	12,283	(4,018)	756,001

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first quarter ended June 30, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	1,908,471	2,196,326	621,370	1,114,044	550,477	—	6,390,688
Inter-segment sales and transfers	1,388,060	62,797	29,288	83,384	41,481	(1,605,010)	—

Total	3,296,531	2,259,123	650,658	1,197,428	591,958	(1,605,010)	6,390,688
Operating expenses	2,930,568	2,093,587	639,790	1,087,042	557,907	(1,610,934)	5,697,960

Operating income	365,963	165,536	10,868	110,386	34,051	5,924	692,728

For the first quarter ended June 30, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,007,160	2,781,292	607,563	1,043,791	547,842	—	6,987,648
Inter-segment sales and transfers	1,494,802	59,153	36,461	99,186	48,433	(1,738,035)	—

Total	3,501,962	2,840,445	644,024	1,142,977	596,275	(1,738,035)	6,987,648
Operating expenses	3,026,108	2,713,585	636,165	1,042,880	558,247	(1,745,338)	6,231,647

Operating income	475,854	126,860	7,859	100,097	38,028	7,303	756,001

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first quarter ended June 30, 2014:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,183,929	590,732	1,046,751	1,175,242	4,996,654
Consolidated sales	—	—	—	—	6,390,688
Ratio of overseas sales to consolidated sales	34.2%	9.2%	16.4%	18.4%	78.2%

For the first quarter ended June 30, 2015:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,771,378	555,987	1,041,773	1,170,862	5,540,000
Consolidated sales	—	—	—	—	6,987,648
Ratio of overseas sales to consolidated sales	39.7%	8.0%	14.9%	16.7%	79.3%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2014 and 2015 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share
For the first quarter ended June 30, 2014
Basic net income attributable to Toyota Motor Corporation per common share	587,774	3,169,812	185.43
Effect of dilutive securities
Assumed exercise of dilutive stock options	(14)	1,389

Diluted net income attributable to Toyota Motor Corporation per common share	587,760	3,171,201	185.34

For the first quarter ended June 30, 2015
Basic net income attributable to Toyota Motor Corporation per common share	646,394	3,146,894	205.41
Effect of dilutive securities
Assumed exercise of dilutive stock options	(10)	1,522

Diluted net income attributable to Toyota Motor Corporation per common share	646,384	3,148,416	205.30

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2014 were 2,341 thousand shares, because the options’ exercise prices were greater than the average market price per common share during the period. There were no stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2015.

On June 16, 2015, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥393,352 million, ¥125 per share, effective on June 17, 2015.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and June 30, 2015. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	145,923	348,487	—	494,410
Marketable securities and other securities investments
Public and corporate bonds	6,129,824	1,038,810	12,317	7,180,951
Common stocks	2,704,814	—	—	2,704,814
Other	61,538	369,184	—	430,722
Derivative financial instruments	—	338,310	1,010	339,320

Total	9,042,099	2,094,791	13,327	11,150,217

Liabilities
Derivative financial instruments	—	(360,731)	—	(360,731)

Total	—	(360,731)	—	(360,731)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	175,057	301,278	—	476,335
Time deposits	—	160,000	—	160,000
Marketable securities and other securities investments
Public and corporate bonds	5,814,700	1,136,062	11,288	6,962,050
Common stocks	2,902,480	—	—	2,902,480
Other	73,727	216,085	—	289,812
Derivative financial instruments	—	321,242	3,773	325,015

Total	8,965,964	2,134,667	15,061	11,115,692

Liabilities
Derivative financial instruments	—	(337,229)	—	(337,229)

Total	—	(337,229)	—	(337,229)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds and represent 43% of Japanese bonds, and 57% of U.S., European and other bonds as of March 31, 2015, and 40% of Japanese bonds, and 60% of U.S., European and other bonds as of June 30, 2015. Listed stocks on the Japanese stock markets represent 88% and 89% of common stocks as of March 31, 2015 and June 30, 2015, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first quarter ended June 30, 2014 and 2015 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first quarter ended June 30, 2014 and 2015 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first quarter ended June 30, 2014
Balance at March 31, 2014	(516,538)	1,160,563	(115,864)	528,161
Other comprehensive income (loss) before reclassifications	(85,510)	62,683	(54)	(22,881)
Reclassifications	—	(10,188)	505	(9,683)

Other comprehensive income (loss), net of tax	(85,510)	52,495	451	(32,564)
Less – Other comprehensive income attributable to noncontrolling interests	7,951	(2,323)	545	6,173

Balance at June 30, 2014	(594,097)	1,210,735	(114,868)	501,770

For the first quarter ended June 30, 2015
Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545
Other comprehensive income (loss) before reclassifications	85,267	81,060	567	166,894
Reclassifications	—	(3,400)	1,274	(2,126)

Other comprehensive income (loss), net of tax	85,267	77,660	1,841	164,768
Less – Other comprehensive income attributable to noncontrolling interests	(1,422)	(2,089)	680	(2,831)

Balance at June 30, 2015	(52,245)	1,803,136	(111,409)	1,639,482

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first quarter ended June 30, 2014	For the first quarter ended June 30, 2015	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	(1,174)	(1,329)	Financing operations
	(3,235)	(5,439)	Foreign exchange gain, net
	(12,307)	1,849	Other income (loss), net

	(16,716)	(4,919)	Income before income taxes and equity in earnings of affiliated companies
	6,527	1,519	Provision for income taxes
	1	0	Equity in earnings of affiliated companies

	(10,188)	(3,400)	Net income

Pension liability adjustments:
Recognized net actuarial loss	1,918	3,123	*1
Amortization of prior service costs	(1,160)	(1,075)	*1

	758	2,048	Income before income taxes and equity in earnings of affiliated companies
	(253)	(774)	Provision for income taxes

	505	1,274	Net income

Total reclassifications, net of tax	(9,683)	(2,126)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.